Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

October 24, 2022

VIA EDGAR

Office of Life Sciences
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Tyler Howes
Ms. Christine Westbrook

Re:	Yumanity Therapeutics, Inc.
Registration Statement on Form S-4
Filed August 29, 2022
File No. 333-267127

Dear Mr. Howes and Ms. Westbrook:

This letter is submitted on behalf of Yumanity Therapeutics, Inc. (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s  Amendment No. 1  to Registration Statement on Form S-4 submitted on October 3, 2022 (the “Registration Statement”), as set forth in the Staff’s letter dated October 14, 2022 to Richard Peters, M.D., Ph.D., Chief Executive Officer (the “Comment Letter”). The Company is concurrently filing its Amendment No. 2 to Registration Statement on Form S-4 (the “Amendment No. 2”), which includes changes to reflect responses to the Staff’s comments and other updates. For the Staff’s reference, we are providing to the Staff by electronic mail both a clean copy of the Amendment No. 2 and a copy marked to show all changes to the Registration Statement. The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to the Amendment. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amendment.

Securities and Exchange Commission
October 24, 2022

Amendment No 1. to Registration Statement on Form S-4

Prospectus Summary
Kineta, Inc., page 16

1.          We note your response to prior comment 1 and continued references to potentially "first-in-class" or "best-in-class" product candidates.  We continue to object to these terms, as they imply your product candidates are likely to be approved or that you will be successful in achieving a given market share. Such implications are inappropriate given the current status of your product candidates and the uncertainty involved in clinical development. Please revise your disclosure accordingly.

Response to Comment No. 1.          The Company respectfully advises the Staff that it has revised the disclosure on pages 16, 302, 304, 363 and 364 of the Amendment No. 2 in response to the Staff’s comment.

Background of the Transaction, page 177

2.          We note your revised disclosure indicating that you informed Wainwright that you do not believe that Wainwright is entitled to a separate transaction fee for each of the Asset Sale and Merger under the engagement letter. If there is material uncertainty with regard to your financial obligations under the engagement letter, please revise to clearly explain this fact and quantify any amounts to the extent practicable.

Response to Comment No. 2.          The Company respectfully advises the Staff that it has revised the disclosure on page 177 of the Amendment No. 2 in response to the Staff’s comment.

Kineta’s Product Candidate Pipeline, page 304

3.          We note your response to prior comment 10 and your revised disclosure on pages 312-313 indicating that you have initiated a discovery program through the PiiONEER Platform and are working to identify a lead candidate for CD24. We do not object to a narrative discussion of your plans; however, given your limited development activities to date, this discovery-phase program does not appear to warrant highlighting in the pipeline table. Please remove it.

Response to Comment No. 3.          The Company respectfully advises the Staff that it has removed CD24 from Kineta’s pipeline table on page 306 of the Amendment No. 2 in response to the Staff’s comment.

Strategic Partnerships, page 313

4.          We note your response to prior comment 14 and your disclosure of "high double-digit millions" in launch milestones and "low triple-digit millions" in sales milestones for KCP506.  Please quantify the potential aggregate milestone payments for development and commercial milestones.  Please also revise disclosure of your royalty rate range to limit the range to ten percentage points.

Response to Comment No. 4.          The Company respectfully advises the Staff that it has revised the disclosure on pages 319 and 320 of the Amendment No. 2 in response to the Staff’s comment.

Securities and Exchange Commission
October 24, 2022

License Agreements, page 314

5.          We note your response to prior comment 13. Please further revise this section to quantify the aggregate potential total milestone payments payable and limit your disclosed royalty rate to a ten percentage point range.  For example, we note that you disclose the royalty rate for your license agreement with Genentech, Inc. ranges from "high single digits to low double-digit".  Please further revise this range, and others like it, to instead be limited to ten percentage points.

Response to Comment No. 5.          The Company respectfully advises the Staff that it has revised the disclosure on pages 320 and 321 of the Amendment No. 2 in response to the Staff’s comment.

Intellectual Property, page 311

6.          We note your response to prior comment 15. Please further revise this section to separately disclose for each material patent or patent application the applicable jurisdictions of protection and expiration dates or potential expiration dates.  Please also discuss which of your individual product candidates relates to each patent disclosed in this section.  Consider providing this disclosure in a tabular format to increase investor understanding of your intellectual property rights.

Response to Comment No. 6.          The Company respectfully advises the Staff that it has revised the disclosure on pages 324 to 327 of the Amendment No. 2 in response to the Staff’s comment.

* * * * *

Should you have any further comments or questions with regard to the foregoing, please contact John T. Haggerty at (617) 570-1526 or JHaggerty@goodwinlaw.com.

Sincerely,

/s/ John T. Haggerty

Enclosures

cc: Richard Peters, M.D., Ph.D., Chief Executive Officer, Yumanity Therapeutics, Inc.
Michael Wyzga, Chief Financial Officer, Yumanity Therapeutics, Inc.
Devin Smith, Senior Vice President and General Counsel, Yumanity Therapeutics, Inc.
Jean A. Lee, Goodwin Procter LLP